TransAct Energy Corp.

5119 Beckwith, Suite 105

San Antonio, TX

210-561-6015

December 9, 2008

Ms. Mellissa Duru

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-7010

Re:

Transact Energy, Corp.

File No. 333-151574

Dear Ms. Duru:

Pursuant to Rule 461 of Regulation C, TransAct Energy Corp. ("Company"), hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1 to Friday, December 12, 2008, 11:00 a.m. Eastern Standard Time or as soon as practicable thereafter.

No broker-dealer is participating in the offering, so the offering terms and arrangements were not submitted to the Financial Industry Regulatory Authority for its review and approval in the absence of a requirement to do so.  With respect to dissemination of information contemplated by Rules 460 and 461, offers will be made directly by the Company by delivering to each prospective investor a copy of the final prospectus.

TransAct Energy Corp. acknowledges that:

•

should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TransAct Energy Corp.

/s/ Henry Andrews

Henry Andrews, President